SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Email to webMethods employees from David Mitchell, CEO
From: David Mitchell
Sent: Thursday, April 05, 2007 5:53 AM
Subject: A significant day for webMethods
Team —
We’ve long worked and aspired to build the next $1B software company. Today represents a significant milestone in these efforts — a day in which we begin a new chapter in this quest. Today is the day that Software AG and webMethods announced a definitive agreement to join forces as a combined company.
This combination is about growth. It is about scale. It is about creating a broad and significant footprint in a fast-growing market. When completed, the combined entity will represent a company which is profitable, growing and enjoys a formidable competitive position.
By joining together with Software AG, webMethods is able to greatly — and immediately — expand our scope and marketplace reach. The combined entity will enjoy a truly seamless, global footprint as it will now call more than 4,000 enterprises around the globe “customers”.
Together the combined entity will benefit from a broader geographical reach, expanded channels and deeper penetration across multiple sectors. Today, only 26% ($168m) of Software AG’s revenues come from the United States and Canada. As such, webMethods will significantly increase their existing footprint in North America. Conversely, Software AG enjoys a prominent brand presence and generates 62% ($400m) of their overall revenues from Europe. This will greatly improve our existing position. Beyond a larger presence in NA, EMEA and APJ, we will enjoy expanded geographies of distribution which includes emerging markets such as South America, the Middle East, South Africa and Eastern Europe.
The combined entity will boast a global sales force of nearly 400 quota-bearing reps — a 400% increase over webMethods direct sales force today. Upon closing, we will immediately benefit from focused cross-sell and up-sell opportunities across this greatly expanded sales force.
Over the past four years, Software AG has achieved dramatic growth in their overall revenues. Specifically, license revenues have grown from ~$134 million in FY03 to ~$222 million in FY06, a 66% increase. Their stock has risen from $12 to over $80 over the same time period and closed at $85.51 yesterday. We can now look forward to participating in and contributing to their strong track-record of growth.
At this point, it’s impossible to answer all of the questions that you most likely have. However, many of the initial questions that you might have, such as how the acquisition impacts your option position, are addressed in the enclosed FAQ.
In regards to long-term product direction, no definitive decisions have been made regarding any efforts to rationalize the combined portfolio. Rather, customers should be assured that decisions will be made with their best long-term interests in mind.

This opportunity is a huge testament to your unwavering contributions and commitments. You have much to be proud of as you’ve played an integral role in creating the world’s next great, billion-dollar software company.
We will be hosting a series of TEAM meetings later today to provide additional information on the acquisition and to answer any questions that you might have. These meetings are scheduled as follows (see below for dial-in information):
•	EMEA, India — 9:30 EST

•	NA — Noon EST

•	APAC, Japan — 9pm EST
These sessions will also be recorded for later replay.
Through good times and bad, I’ve closed my notes to you with the same salutation. Ultimately, it’s been your perseverance, dedication and commitment that have gotten us to this point. While the name on the door may change, I’m confident that our unique spirit, unmatched innovation and passion for excellence will continue to drive the industry forward.
Viva webMethods
David
Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.

Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.

What is Software AG/webMethods announcing?
Software AG and webMethods today announced that they have entered into a definitive agreement for Software AG to acquire webMethods. The merger is subject to webMethods shareholders accepting a cash tender of $9.15 per share, representing a 26% premium (based on 4/4/07 stock price) for an aggregate value of approximately $544 million. The transaction is subject to regulatory approval(s) and is expected to close in Q2 (calendar) of 2007.
Why is Software AG acquiring webMethods?
Over the past several years, Software AG has experienced tremendous growth. Their stock has reflected this success, rising from $12 (€9) to $84 (€63) during this time period. Additionally, Software AG boasts strong financials. In 2006 they achieved:
•	Overall revenues of ~$646m (€483 m) in 2006, representing 10% growth over 2005,

•	License Revenue of ~$222m (€166 m), representing a 26% increase over 2005,

•	EPS of $3.48 (€2.60), a 16% increase over 2005, and

•	A Market Capitalization of ~$2.14b (€1.6b).

Building upon this foundation, Software AG has a stated goal of becoming a €1B software company by 2011. Furthermore, Software AG desires to leverage webMethods exceptional brand and product portfolio to dramatically strengthen their position in the Integration, SOA and BPM markets. An additional focus of the acquisition is the US and Canadian market, which currently represents only 26% of their overall revenues and where Software AG is committed to gaining a prominent and growing position.
Following the acquisition, Software AG’s objective is to fully leverage the combined strength of the two organizations, so that together, we can achieve the shared goal of becoming the world’s leading independent Business Process Integration company.
Who is Software AG?
Software AG was founded in 1969 in Darmstadt, Germany. Today they are a ~$646m (€483 m) provider of software technology focused on increasing the value of Enterprise IT systems. Their 2,700 employees work to support a base of 3,000 customers worldwide. Software AG’s customers represent all industries from Travel and Transportation to Media and Telecommunications. They operate in over 70 countries with a geographical revenue breakdown as follows:
•	62% — EMEA

•	26% — US and Canada

•	12% — New Markets (Latin America, Middle East, Eastern Europe, Asia)
Software AG’s US operations are headquartered in Reston, Va. The company employs approximately ~200 employees in the Washington metro region with overall US headcount totaling 380.
Over the past four years, Software AG has achieved dramatic growth in their overall revenues. Specifically, license revenues have grown from ~ $134m (€100 m) in FY03 to ~$222m (€166 m) in FY06, a 66% increase. Their stock has risen from $12 (€9) to $84 (€63) over the same time period and is at $85.51 (€63.94) today. Their outlook is strong for 2007 with forecasted growth of:
•	14% in overall revenues,

•	22 to 27% in license revenues, and

•	EPS to $4.00 (€3.00) to $4.28 (€3.20), up from $3.48 (€2.60).

Software AG’s predominantly direct sales force sells two main product lines:
•	Enterprise Transaction Systems (ETS) — Adabas database and Natural programming language (representing 76% of revenues)

•	Crossvision — SOA Suite (representing 24% of revenues)
Their Crossvision suite has been recognized by Forrester as the leader in product strategy in the ESB Wave (Q2, 2006) and as a leader in the Integration-centric BPMS Wave (Q4, 2006). The following four areas represent Software AG’s primary growth drivers:
•	Portfolio Enhancements — New product releases;

•	Geographic Expansion — New Markets, direct sales in Japan and Brazil (2008);

•	Sales and Marketing increases — Increased marketing investment, increased sales skill development, and roll-out of a new global brand; and

•	Partner expansion — System integrators, technology partners and a CentraSite software vendor community.
Software AG’s stated mission is to become a €1 billion software company by 2011 through strong organic growth (60%), acquisitions, channel expansion and growth in geographies and established markets.
What is the value of the combined organization?
webMethods plethora of assets includes world-class products, a large and loyal customer base, a strong brand image, and a highly-skilled and motivated workforce. The acquisition addresses webMethods greatest challenge, which has been the scale and breadth of our distribution channel. To take on the major platform vendors, webMethods products, delivered via our unique go-to-market strategy, need a wider distribution channel of direct and indirect sales reps and partners. Leveraging Software AG’s resources and distribution channel will help us to do just that.
Software AG has a highly recognized and world-class brand throughout EMEA. They have been working aggressively to bring the strength of that brand to NA and APAC. webMethods helps them do just that. Software AG has a strong and stable base of over 3,000 customers using their Adabas and Natural products (ETS Suite).

They leverage this base to both grow their ETS implementations as well as to cross-sell their SOA suite. webMethods brings a strong and stable base of over 1,500 Integration customers. We will continue to leverage this base to proliferate our Integration products as well as cross-sell our SOA and BPM products.
The significance of this combination comes from the scale and synergy that it creates. Upon closing, the new entity is anticipated to become the largest independent Business Integration company and will immediately benefit from:
•	An expanded base of over 4,000 customers

•	An expanded distribution channel with more than 380 sales reps worldwide

•	An expanded partner channel with ~ 100 global partners

•	Greatly expanded geographies of distribution, including a larger presence in NA, EMEA, APJ and entry into emerging markets such as Eastern Europe, South America, South Africa, and the Middle East

•	A leveraged business model with a combined annual maintenance stream of $331m (or € 247m)

•	Expanded delivery and technical support organizations with global capability
All of which are key components of Software AG’s goal of creating the next €1B software company.
What is the impact on webMethods employees?
Software AG’s mission is to build a €1 billion, highly profitable and world-class Business Process Integration company. The acquisition of webMethods is a significant and strategic step in achieving this vision. As such, webMethods greatest asset, our employees, will play a leading role. The new, combined entity will rely heavily on the current webMethods expertise to drive the next wave of financial and market success.
Initially, webMethods will operate as an independent division with a primary focus on achieving its revenue and profitability targets. This will minimize near-term impact on employees and customers while allowing us to leverage the resources of a much larger organization. Upon closing of the transaction, we will immediately benefit from 300 additional quota-bearing reps focused on cross-selling and up-selling webMethods Fabric.

This is a partnership for growth — and talented and experienced resources will be the fuel to accelerate that growth. The combined organization creates a broader and deeper entity which means change, but also greater opportunities for all employees.
The webMethods management team will be holding immediate and ongoing Team, departmental and individual meetings with all employees to provide additional information (see meeting schedule below). We understand that consistent information sharing is critical at this time and while we do not have all of the answers today, we will work diligently to provide updates on a regular and timely basis.
What will be the combined product strategy?
Software AG and webMethods have both complimentary and competitive product offerings. webMethods’ BPM and BAM products are unique in the combined product portfolio*, as are Software AG’s DBMS, Adabas 2006 and Natural, their business application development and deployment environment.
Software AG’s Crossvision is a suite of six integrated components, similar to webMethods Fabric, and positioned as follows:
•	CentraSite — to manage and govern your SOA environment

•	Application Composer — to create new business applications from existing systems

•	BPM — to coordinate the flow of business processes across an organization

•	Information Integrator — to combine data from different systems into a single view

•	Service Orchestrator — to create new business services from existing functionality

•	Legacy Integrator — to integrate existing assets and create new functionality

While initial product strategy discussions have just begun, and no decisions have been made, it is key to communicate the following:
•	No changes will be made until a thorough analysis is completed and we understand where the synergies and opportunities exist

•	Both companies will work to leverage their growing pipelines and momentum for their individual product suites

•	Decisions will ensure that customer’s current investments are protected.
*Software AG’s current BPMS offerings are OEM’d from Fujitsu
What reaction do we expect from the announcement?
Customers
Software AG’s license revenues have grown over 66% in the past four years. Their EPS has grown 10-fold in that same time period. As a result, this announcement creates a stronger, more viable webMethods. This announcement should be viewed as a positive announcement for both webMethods and Software AG customers. Over time, our customers will benefit from a broader and stronger set of products, larger development and technical support teams as well as broader professional services organizations. While some product overlap exists, product decisions will be optimized to protect and extend our customer’s investments and product strategy will be shared on a regular and consistent basis as decisions are made.
Industry Analysts
While webMethods has consistently ranked as a leader in Industry Analyst “Magic Quadrants/Waves”, key Analysts have also expressed continuing concerns about corporate viability. The Analysts who cover webMethods (e.g. Gartner, Forrester, etc.) have consistently received questions from webMethods customers and prospects regarding the likelihood of an acquisition and the effect that would have on our product set. This question, as well as the question of relevance vis-à-vis the “big-guys” has, at times, overshadowed our extremely strong product set and go-to-market strategy. With this acquisition, webMethods will become part of an extremely viable entity with seamless global reach, with strong historical revenue growth, EPS and stock performance. This, along with expanded presence should eliminate the viability question for all audiences. As such, our customers, prospects and key Analysts can now focus solely on the excellence of the products, approach and customer experience.

How does this affect the competitive landscape?
Once completed, the combined company will be a formidable competitor in the Application Development, Integration, SOA and BPM markets. More specifically, the combined entity will have a superior position based on our enhanced product suite, larger customer base and stronger financial position. We also believe that this acquisition will further accelerate the convergence of these product market segments.
Will we be able to sell each other’s products?
Upon closing of the transaction, our first order of business will be to cross-train the respective sales forces on each other’s product offerings. During the transition, the two organizations will work to create the most effective approach for cross-selling and up-selling into our respective customer bases.
What is the impact to my stock options?
With regard to webMethods employee stock options, immediately prior to the Effective Date (in essence, when 90% of the shares are tendered) all webMethods unvested stock options will accelerate and vest fully. Based on a purchase price of $9.15/share, all employee stock options less than that value will be paid out in full at the value of $9.15 less the exercise value of the stock option. For example, a stock option grant of 1000 shares at $7.15/share would result in a payout of $2.00/share * 1000 shares, or $2000 gross, less the appropriate tax withholdings. All employees will be paid their net stock option pay-outs shortly after the close.
Where can I get further information?
The following documents are currently available regarding this announcement:
•	Software AG/webMethods Press Release on April 5, 2007

•	webMethods customer communication (will be posted to Livelink/Salesweb)

•	David Mitchell email to employees (will be posted to Livelink/Salesweb)

Additionally webMethods will hold Global Team Meetings on April 5, 2007 at the following times:
•	EMEA, India — 7:00 a.m. EST

•	NA — Noon EST

•	APAC, Japan — 8pm EST
Dial-in information has been provided in David’s team email and will also be provided in a separate email.
To ensure a consistent flow of information, weekly communication sessions will be held for all webMethods employees. These sessions will be held each Monday at Noon EST. These sessions will also be recorded and accessed for replay and posted on Livelinke/Salesweb.
Who can I contact for more information?
While we do not have all of the answers to your questions today, we are committed to communicating all information as quickly as possible. Should you have questions individual to your situation, or with regard to topics which have not been addressed, we will set up a series of aliases appropriate based on the nature of your questions. Look for an email on that to come soon.